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                                                                 Exhibit 99(a)8

                              Global Press Release

Contacts
--------
RHI AG                        Global Industrial Technologies, Inc.
Peter Hofmann                 George Pasley
(+43) (1) 50213-123           V.P. Communications
                                    214-953-4510


                 RHI AG AND GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                        ANNOUNCE DEFINITIVE AGREEMENT FOR
                  ACQUISITION OF GLOBAL FOR $13 CASH PER SHARE

VIENNA AND DALLAS, July 12, 1999 - RHI AG (Vienna Stock Exchange: RHI) and Global Industrial Technologies, Inc. (NYSE: GIX) today announced the signing of a definitive agreement under which a subsidiary of RHI AG will make a cash tender offer to purchase all outstanding shares of Global for $13 per share, or approximately $300 million, in cash. The total transaction value, including Global's indebtedness, will be over $500 million. The definitive agreement has been approved by the parties' boards of directors.

The tender offer will commence no later than Friday, July 16, 1999. The completion of the tender offer is conditioned on at least a majority of the outstanding Global shares having been tendered and not withdrawn, RHI's obtaining arrangement of financing and regulatory and other customary conditions.

The definitive agreement also provides that, following completion of the tender offer, the RHI subsidiary will merge with and into Global. When the merger becomes effective, each outstanding share of Global will be converted into the right to receive $13 per share and Global will become a subsidiary of RHI.

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The Americas operations of RHI's refractories subsidiary, VRD
(Veitsch-Radex-Didier), are conducted by North American Refractories Company (NARCO), a Cleveland-based subsidiary of RHI.

Dr. Georg Obermeir, RHI's Chairman, said, "The acquisition of Global will permit us to operate more efficiently, thereby permitting us to better serve our customers around the world. We are delighted that Global, including its Harbison-Walker business, will be joining our group of companies."

Rawles Fulgham, Chairman and Chief Executive Officer of Global, stated,"We are pleased the process Global's Board initiated in March to evaluate strategic alternatives has achieved our goal of enhancing shareholder value. We are also very pleased we will be combining Global with RHI, a very strong company highly experienced in worldwide industrial manufacturing. Our customers will be well served by this combination, and our employees will be part of a larger and more diverse organization."

Global was advised by and received fairness opinions from Wasserstein Perella & Co., Inc. and J. P. Morgan & Co., Inc. in connection with the transaction. Deutsche Banc Alex. Brown and Jones, Day, Reavis & Pogue are RHI's financial and legal advisors in the transaction.

RHI is a global operator in the refractories, engineering, insulating and waterproofing sectors with over 10,000 employees at more than 50 locations spanning all five continents. With VRD, RHI is the world market leader for refractories and a vital partner to all industries whose activities require high

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temperature production processes. RHI's customers include the steel, cement, glass and nonferrous metal industries. In 1998 RHI reported earnings before tax of (U.S.) $68.0 million on sales of (U.S.) $1.6 billion.

Global is a major manufacturer of technologically advanced industrial products that support high-growth markets around the world. Products include modular cells for refining nonferrous metals; premium refractories for lining heat-containing industrial vessels such as steel furnaces; raw materials used to make refractory products; processing and recycling equipment. For the first quarter ended March 31, 1999, Global reported operating earnings from continuing operations of $14.0 million on revenues of $141.8 million.

Forward-looking statements in this press release involve risks and uncertainties that could cause actual results to differ from those contemplated. Factors which could cause those differences include the terms and availability of financing, actions by other persons, legal and regulatory requirements and other factors.

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